Tallahassee Office ______ 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 – Facsimile e-mail: tall@idlaw.biz	REPLY TO TALLAHASSEE OFFICE	Tampa Office ______ 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idlaw.biz

October 6, 2009

VIA EDGAR FILE
Michael Clampitt
Senior Attorney
Financial Services Group
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

RE:	Pro Financial Holdings, Inc.
Post Effective Amendment No. 3 to Registration Statement on Form S-1
Filed September 24, 2009
File No. 333-141191

Dear Mr. Clampitt:

We have received your comment pertaining to the above referenced Post Effective Amendment filing and offer the following responses on behalf of Pro Financial Holdings, Inc.:

Registration Statement on Form S-1 filed September 24, 2009

1.
Please have your independent auditors revise their report so that it complies with PCAOB Auditing Standard No.l- References in Auditors’ Reports to the Standards of the Public Company Accounting Oversight Board.

We have included a revised auditor’s report in the Post Effective Amendment No. 4 which was EDGAR filed on October 6, 2009.

We trust the foregoing properly responds to your comments. Should you have any questions or additional comments, please call me or Rob Angerer at (850) 878-2411.

Sincerely,
IGLER & DOUGHERTY, P.A.

/s/ H.D. Haughton

Herbert D. Haughton